Barney Karol President & Founder 30 Maple Street, 2nd Floor | Summit, NJ 07901 T: 908.897.0525 | M: 914.316.0822 E: barney@etfmg.com

December 23, 2016

VIA EDGAR

Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ETF Managers Group Commodity Trust I

Post-Effective Amendment No. 2 to

Registration Statement on Form S-1

File No. 333-199190

CIK - 0001610940

Dear Ms. Gowetski:

Enclosed for filing electronically is Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 of Sit Rising Rate ETF, a series of ETF Managers Group Commodity Trust I. This Post-Effective Amendment is being filed to update the Registrant’s Undertakings and to file certain exhibits.

Any questions or comments with respect to this filing may be directed to the undersigned at 908.897.0525.

Very truly yours,

/s/ Bernard Karol

cc: David C. Mahaffey, Esq.